Exhibit 99.1

Akumin Inc.

 Condensed Consolidated

 Financial Statements (Restated)

 (Unaudited)

 March 31, 2021

 (expressed in US dollars unless otherwise stated)

Akumin Inc.

Table of Contents

Page

Condensed Consolidated Financial Statements (Unaudited)

Condensed Consolidated Balance Sheets	1

Condensed Consolidated Statements of Operations and Comprehensive Loss	2

Condensed Consolidated Statements of Changes in Equity	3-4

Condensed Consolidated Statements of Cash Flows	5

Notes to Condensed Consolidated Financial Statements	6 – 36

Akumin Inc.

Condensed Consolidated Balance Sheets [WIP]

(Unaudited)

(expressed in US dollars unless otherwise stated)

	(Restated-Note 4) March 31, 2021 $	(Restated-Note 4) December 31, 2020 $
Assets
Current assets
Cash	122,724,937	44,395,988
Accounts receivable	64,160,508	62,258,757
Prepaid expenses and other current assets	3,439,444	4,431,647

Total current assets	190,324,889	111,086,392

Security deposits and other assets	4,293,577	4,368,259

Other investments (note 18)	8,411,380	463,789

Property and equipment (note 6)	61,578,941	63,713,509

Operating lease right-of-use assets	124,604,911	127,061,894

Goodwill	351,609,561	351,609,561

Intangible assets	6,098,362	6,748,073

Total assets	746,921,621	665,051,477

Liabilities
Current liabilities
Accounts payable and accrued liabilities	42,885,488	34,295,256
Finance lease liabilities (note 8)	3,431,746	3,264,806
Operating lease liabilities (right-of-use) (note 8)	9,417,034	9,345,656
Senior loans payable (note 9)	410,790	405,698
Earn-out liability (note 7)	4,688,553	4,688,553

Total current liabilities	60,833,611	51,999,969

Finance lease liabilities (note 8)	12,065,225	12,308,780

Operating lease liabilities (right-of-use) (note 8)	120,864,351	122,953,656

Senior loans payable (note 9)	467,479,491	389,580,046

Accrued payroll taxes (note 17)	1,346,088	1,346,088

Deferred tax liability	1,693,011	1,693,011

Total liabilities	664,281,777	579,881,550

Shareholders’ equity

Additional paid-in capital (common shares: no par value, unlimited authorized number of shares, 70,178,428 and 70,178,428 shares issued and outstanding as of March 31, 2021 and December 31, 2020, respectively) (note 10)	161,391,947	160,965,034

Deficit	(83,009,972)	(80,132,559)

Equity attributable to shareholders of Akumin Inc.	78,381,975	80,832,475

Non-controlling interests	4,257,869	4,337,452

Total shareholders’ equity	82,639,844	85,169,927

Total liabilities and shareholders’ equity	746,921,621	665,051,477

Approved by the Board of Directors

(signed) “Riadh Zine”	Director	(signed) “Tom Davies”	Director

The accompanying notes are an integral part of these condensed consolidated financial statements.
(1)

Akumin Inc.

Condensed Consolidated Statements of Operations and

Comprehensive Loss

(Unaudited)

(expressed in US dollars unless otherwise stated)

	(Restated-Note 4) Three-month period ended March 31, 2021 $	(Restated-Note 4) Three-month period ended March 31, 2020 $

Revenue
Service fees - net of allowances and discounts	63,466,301	67,545,270
Other revenue	496,568	624,672

Total revenue	63,962,869	68,169,942

Operating expenses
Cost of operations, excluding depreciation and amortization	55,142,073	58,336,203

Depreciation and amortization	4,489,521	4,274,384
Stock-based compensation	426,913	592,532
Operational financial instruments revaluation and other (gains) losses	90,181	(6,327,926)

Total operating expenses	60,148,688	56,875,193

Income from operations	3,814,181	11,294,749

Other income and expenses
Interest expense	8,368,476	7,462,741
Other financial instruments revaluation and other (gains) losses	(3,365,915)	4,570,896
Settlement costs and other (recoveries)	(23,894)	355,588
Acquisition-related costs	1,278,813	219,333

Total other expenses (income)	6,257,480	12,608,558

Income (loss) before income taxes	(2,443,299)	(1,313,809)

Income tax provision (benefit)	64,761	988,434

Net income (loss) and comprehensive income (loss) for the period	(2,508,060)	(2,302,243)

Non-controlling interests	369,353	600,816

Net income (loss) attributable to common shareholders	(2,877,413)	(2,903,059)

Net income (loss) per share
Basic and diluted	(0.04)	(0.04)

The accompanying notes are an integral part of these condensed consolidated financial statements.	(2)

Akumin Inc.

Condensed Consolidated Statements of Changes in Equity [WIP]

(Unaudited)

(expressed in US dollars unless otherwise stated)

	Additional paid-in capital $	(Restated-Note 4) Accumulated Deficit $	(Restated-Note 4) Non-controlling interest $	(Restated-Note 4) Total Shareholders’ equity $

Balance as at December 31, 2019	158,881,120	(43,392,028)	3,500,153	118,989,245

Net income and comprehensive income	-	(2,903,059)	600,816	(2,302,243)
Stock-based compensation expense	592,532	-	-	592,532
Payment to non-controlling interests	-	-	(436,383)	(436,383)

Balance as at March 31, 2020	159,473,652	(46,295,087)	3,664,586	116,843,151

Balance as at December 31, 2020	160,965,034	(80,132,559)	4,337,452	85,169,927

Net income and comprehensive income	-	(2,877,413)	369,353	(2,508,060)
Stock-based compensation expense	426,913	-	-	426,913
Payment to non-controlling interests	-	-	(448,936)	(448,936)

Balance as at March 31, 2021	161,391,947	(83,009,972)	4,257,869	82,639,844

The accompanying notes are an integral part of these condensed consolidated financial statements.	(3)

Akumin Inc.

Condensed Consolidated Statements of Cash Flows [WIP]

(Unaudited)

(expressed in US dollars unless otherwise stated)

	(Restated-Note 4) Three-month period ended March 31, 2021 $	(Restated-Note 4) Three-month period ended March 31, 2020 $
Cash flows provided by (used in)

Operating activities
Net income (loss) for the period	(2,508,060)	(2,302,243)
Adjustments for:
Depreciation and amortization	4,489,521	4,274,384
Stock-based compensation	426,913	592,532
Interest expense-accretion of debt	478,100	794,709
Deferred income tax expense (benefit)	-	1,017,656
Financial instruments revaluation and other (gains) losses	(3,275,734)	(1,757,030)
Changes in operating assets and liabilities
Accounts receivable	(1,901,749)	(5,886,651)
Prepaid expenses, security deposits and other assets	967,857	2,719,058
Accounts payable and accrued liabilities	8,626,927	(4,954,082)
Operating lease liabilities and right-of-use assets	445,113	675,181

	7,748,888	(4,826,486)

Investing activities
Purchase of property and equipment and intangible assets	(1,172,944)	(444,189)
Business acquisitions – net of cash acquired	-	(3,314,525)
Other investments (note 18)	(4,587,734)	-

	(5,760,678)	(3,758,714)

Financing activities
Loan proceeds	78,750,000	3,600,000
Loan repayments	(99,535)	(924,690)
Issuance costs – loans	(1,161,696)	-
Finance leases – principal payments	(699,094)	(423,028)
Payment to non-controlling interests	(448,936)	(436,383)

	76,340,739	1,815,899

Increase (decrease) in cash during the period	78,328,949	(6,769,301)

Cash – Beginning of period	44,395,988	23,388,916

Cash – End of period	122,724,937	16,619,615

Supplementary information
Interest expense paid	194,671	6,697,302
Income taxes paid (benefit)	(39,454)	6

The accompanying notes are an integral part of these condensed consolidated financial statements.	(4)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2021

(expressed in US dollars unless otherwise stated)

1	Presentation of condensed consolidated financial statements and nature of operations

The operations of Akumin Inc. (Akumin or the Company) and its Subsidiaries (defined below) primarily consist of operating outpatient diagnostic imaging centres located in Delaware, Florida, Georgia, Illinois, Kansas, Pennsylvania and Texas. Substantially all of the centres operated by Akumin were obtained through acquisition. Related to its imaging centre operations, Akumin also operates a medical equipment business, SyncMed, LLC (SyncMed), which provides maintenance services to Akumin’s imaging centres in Illinois, Kansas and Texas and a billing and revenue cycle management business, as a division of Akumin’s wholly owned indirect subsidiary, Akumin Corp., which was previously operated by a subsidiary, Rev Flo Inc., which was merged into Akumin Corp. on December 31, 2018.

The services offered by the Company (through the Subsidiaries) include magnetic resonance imaging (MRI), computed tomography (CT), positron emission tomography (PET), nuclear medicine, mammography, ultrasound, digital radiography (X-ray), fluoroscopy and other related procedures.

The Company has a diverse mix of payers, including private, managed care capitated and government payers.

The registered and Canadian head office of Akumin is located at 151 Bloor Street West, Suite 603, Toronto, Ontario, M5S 1S4. The United States head office is located at 8300 W. Sunrise Boulevard, Plantation, Florida, 33322. All operating activities are conducted through its wholly owned US subsidiary, Akumin Holdings Corp. and its wholly owned subsidiary, Akumin Corp. Akumin Corp. operates its business directly and through its key wholly owned direct and indirect subsidiaries, which include Akumin Florida Holdings, LLC, formerly known as Tri-State Imaging FL Holdings, LLC (FL Holdings), Akumin Imaging Texas, LLC, formerly known as Preferred Medical Imaging, LLC (PMI), SyncMed, Akumin FL, LLC (Akumin FL), Advanced Diagnostics Group, LLC (ADG), TIC Acquisition Holdings, LLC (TIC) and Akumin Health Illinois, LLC (Akumin IL) (collectively, the Subsidiaries), as well as through Delaware Open MRI Radiology Associates, LLC, Elite Imaging, LLC, Elite Radiology of Georgia, LLC, Jeanes Radiology Associates, LLC, Lebanon Diagnostic Imaging, LLC, Rittenhouse Imaging Center, LLC, Rose Radiology Centers, LLC and Wilkes-Barre Imaging, LLC (collectively, the Revenue Practices), all of which are located in the United States.

2	Basis of preparation

These condensed interim consolidated financial statements for the three month period ended March 31, 2021 have been prepared in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 270, Interim Reporting. The disclosures contained in these condensed interim consolidated financial statements in accordance with the accounting principles generally accepted in the United States of America (GAAP) do not include all the requirements of GAAP for annual financial statements. The condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020. The condensed interim consolidated financial statements are based on accounting policies as described in the December 31, 2020 consolidated financial statements and there has been no change in the Company’s accounting policies. Certain comparative information has been reclassified to conform to the presentation adopted in the current fiscal period.

The condensed interim consolidated financial statements include all of the accounts of the Company, the Subsidiaries and the Revenue Practices. All intercompany transactions and balances have been eliminated on consolidation.

(5)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2021

(expressed in US dollars unless otherwise stated)

3	New accounting standards

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s condensed consolidated financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

ASU 2018-15, Intangibles – Goodwill and Other – Internal Use Software (Topic 350-40)

In August 2018, the FASB issued ASU 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Topic 350-40). The ASU is intended to improve the recognition and measurement of financial instruments. The new guidance aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). This ASU is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted. For all other entities, this ASU is effective for annual reporting periods beginning after December 15, 2020 and interim periods in annual reporting periods after December 15, 2021. The Company is considered an Emerging Growth Company as classified by SEC, which gives the Company relief in the timing of implementation of this standard by allowing the private company timing for adoption. The Company continues to evaluate the impact of the standard on its consolidated financial statements.

ASU 2016-13, Financial Instruments – Credit Losses (Topic 326)

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, and related clarifying standards, which replaces the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to assess credit loss estimates. The ASU is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted. For all other entities, this ASU is effective for fiscal years beginning after December 15, 2022. The Company is considered an Emerging Growth Company as classified by SEC, which gives the Company relief in the timing of implementation of this standard by allowing the private company timing for adoption. The Company continues to evaluate the impact of the standard on its consolidated financial statements.

4	Restatement of financial statements

Accounts Receivable

During the quarter ended June 30, 2021, in conjunction with performing its quarter-end review of accounts receivable and review of historical collection rates, Akumin identified issues in the recording of write-offs and cash collections on its accounts receivable and acquired accounts receivable balances impacting current and prior periods. During the review, the Company noted that estimates of historical implicit price concessions and expected collection rates were not reflective of the actual cash collections experience. Using additional historical data and enhanced reporting and analytics tools, management was able

(6)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2021

(expressed in US dollars unless otherwise stated)

to more accurately estimate its historical implicit price concessions, which impacts the net realizable value of accounts receivable. This analysis resulted in a reduction in accounts receivable, a reduction in goodwill, and a reduction of net revenue, which are considered errors in accordance with ASC 250, Accounting Changes and Error Corrections (“ASC 250”), and are material to prior periods and required the consolidated financial statements to be restated.

The impact of these errors was (i) a decrease of accounts receivable of $31.7 million, $28.9 million, $32.5 million as of March 31, 2021, December 31, 2020 and March 31, 2020, respectively, (ii) a decrease of goodwill of $9.6 million, $9.6 million and $3.7 million as of March 31, 2021, December 31, 2020 and March 31, 2020, respectively, and (iii) a decrease of revenue of $2.9 million and $3.1 million for the three-month periods ended March 31, 2021 and March 31, 2020, respectively.

Repairs and Maintenance

While performing its review of the interim financial statements for the quarter ended June 30, 2021, management identified costs associated with certain replacement components on equipment when repaired were capitalized and recorded in property and equipment in the Company’s consolidated balance sheets as of March 31, 2021 and prior periods. Management determined the costs of the replacement components should have been expensed as repairs and maintenance, rather than capitalized. This analysis resulted in a reduction to the carrying value of property and equipment (and the associated amounts of accumulated depreciation), as well as an increase in repairs and maintenance costs and decreases in depreciation expense and loss on disposal of property and equipment, which are included in operating expenses. These are considered errors in accordance with ASC 250, and are material to prior periods and required the consolidated financial statements to be restated.

The impact of these errors was (i) a decrease of property and equipment, net, of $17.6 million, $16.6 million and $13.1 million as of March 31, 2021, December 31, 2020 and March 31, 2020, respectively, (ii) an increase in the cost of operations of $2.1 million and $2.1 million for the three-month periods ended March 31, 2021 and March 31, 2020, respectively, (iii) a decrease in depreciation expense of $1.1 million and $0.7 million for the three month periods ended March 31, 2021 and March 31, 2020, respectively, and (iv) a decrease to the loss on disposal of property and equipment of $nil and $0.1 million for the three-month periods ended March 31, 2021 and March 31, 2020, respectively.

(7)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2021

(expressed in US dollars unless otherwise stated)

The tax impact of the above-noted changes, along with other previously uncorrected immaterial misstatements to certain balance sheet and income statement accounts, are included in the total adjustments described in the tables below. The cumulative impact of these items was a decrease in shareholders’ equity of $58.2 million and $54.6 million at March 31, 2021 and December 31, 2020, respectively.

(8)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2021

(expressed in US dollars unless otherwise stated)

Line items in the restated consolidated balance sheets

	As at March 31, 2021	Adjustment	As at March 31, 2021 - Restated
Accounts receivable	95,886,017	(31,725,509)	64,160,508
Prepaid expenses and other current assets	2,550,066	889,378	3,439,444
Current assets	221,161,020	(30,836,131)	190,324,889
Security deposits and other assets	4,324,984	(31,407)	4,293,577
Property and equipment	79,208,491	(17,629,550)	61,578,941
Goodwill	360,603,613	(8,994,052)	351,609,561
Total assets	804,412,761	(57,491,140)	746,921,621
Accounts payable and accrued liabilities	43,005,909	(120,421)	42,885,488
Deferred tax liability	860,506	832,505	1,693,011
Total liabilities	663,569,693	712,084	664,281,777
Deficit	(26,078,615)	(56,931,357)	(83,009,972)
Equity attributable to shareholders of Akumin Inc.	135,313,332	(56,931,357)	78,381,975
Non-controlling interests	5,529,736	(1,271,867)	4,257,869
Total shareholders’ equity	140,843,068	(58,203,224)	82,639,844
Total liabilities and shareholders’ equity	804,412,761	(57,491,140)	746,921,621

Line items in the restated consolidated statement of operations and comprehensive income (loss)

	Three-months ended March 31, 2021	Adjustment	Three-months ended March 31, 2021 - Restated
Service fees - net of allowances and discounts	66,392,332	(2,926,031)	63,466,301
Total revenue	66,888,900	(2,926,031)	63,962,869
Cost of operations, excluding depreciation and amortization	53,123,074	2,018,999	55,142,073
Depreciation and amortization	5,576,474	(1,086,953)	4,489,521
Total operating expenses	59,216,642	932,046	60,148,688
Income from operations	7,672,258	(3,858,077)	3,814,181
Income (loss) before income taxes	1,414,778	(3,858,077)	(2,443,299)
Income tax provision (benefit)	281,237	(216,476)	64,761
Net income (loss) and comprehensive income (loss) for the period	1,133,541	(3,641,601)	(2,508,060)
Non-controlling interests	453,005	(83,652)	369,353
Net income (loss) attributable to common shareholders	680,536	(3,557,949)	(2,877,413)
Net income (loss) per share - basic and diluted	0.01	(0.05)	(0.04)

Line items in the restated consolidated statement of cash flows

	Three-months ended March 31, 2021	Adjustment	Three-months ended March 31, 2021 - Restated
Net income (loss) for the period	1,133,541	(3,641,601)	(2,508,060)
Depreciation and amortization	5,576,474	(1,086,953)	4,489,521
Deferred income tax expense (benefit)	33,940	(33,940)	-
Changes in accounts receivable	(4,759,094)	2,857,345	(1,901,749)
Changes in prepaid expenses, security deposits and other assets	1,380,610	(412,753)	967,857
Changes in accounts payable and accrued liabilities	8,809,463	(182,536)	8,626,927
Cash flows from operating activities	10,249,326	(2,500,438)	7,748,888
Purchase of property and equipment and intangible assets	(3,673,382)	2,500,438	(1,172,944)
Cash flows from investing activities	(8,261,116)	2,500,438	(5,760,678)

(9)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2021

(expressed in US dollars unless otherwise stated)

Line items in the restated consolidated balance sheets

	As at December 31, 2020	Adjustment	As at December 31, 2020 - Restated
Accounts receivable	91,126,923	(28,868,166)	62,258,757
Prepaid expenses and other current assets	3,942,268	489,379	4,431,647
Current assets	139,465,179	(28,378,787)	111,086,392
Security deposits and other assets	4,412,419	(44,160)	4,368,259
Property and equipment	79,929,574	(16,216,065)	63,713,509
Goodwill	360,603,613	(8,994,052)	351,609,561
Total assets	718,684,541	(53,633,064)	665,051,477
Accounts payable and accrued liabilities	34,233,142	62,114	34,295,256
Deferred tax liability	826,566	866,445	1,693,011
Total liabilities	578,952,991	928,559	579,881,550
Deficit	(26,759,151)	(53,373,408)	(80,132,559)
Equity attributable to shareholders of Akumin Inc.	134,205,883	(53,373,408)	80,832,475
Non-controlling interests	5,525,667	(1,188,215)	4,337,452
Total shareholders’ equity	139,731,550	(54,561,623)	85,169,927
Total liabilities and shareholders’ equity	718,684,541	(53,633,064)	665,051,477

Line items in the restated consolidated statement of operations and comprehensive income (loss)

	Three-months ended March 31, 2020	Adjustment	Three-months ended March 31, 2020 - Restated
Service fees - net of allowances and discounts	70,637,401	(3,092,131)	67,545,270
Total revenue	71,262,073	(3,092,131)	68,169,942
Cost of operations, excluding depreciation and amortization	56,352,832	1,983,371	58,336,203
Depreciation and amortization	4,986,696	(712,312)	4,274,384
Operational financial instruments revaluation and other (gains) losses	(6,266,906)	(61,020)	(6,327,926)
Total operating expenses	55,665,154	1,210,039	56,875,193
Income from operations	15,596,919	(4,302,170)	11,294,749
Other financial instruments revaluation and other (gains) losses	4,262,814	308,082	4,570,896
Income (loss) before income taxes	3,296,443	(4,610,252)	(1,313,809)
Income tax provision (benefit)	445,097	543,337	988,434
Net income (loss) and comprehensive income (loss) for the period	2,851,346	(5,153,589)	(2,302,243)
Non-controlling interests	615,343	(14,527)	600,816
Net income (loss) attributable to common shareholders	2,236,003	(5,139,062)	(2,903,059)
Net income (loss) per share - basic and diluted	0.03	(0.07)	(0.04)

Line items in the restated consolidated statement of cash flows

	Three-months ended March 31, 2020	Adjustment	Three-months ended March 31, 2020 - Restated
Net income (loss) for the period	2,851,346	(5,153,589)	(2,302,243)
Depreciation and amortization	4,986,696	(712,312)	4,274,384
Deferred income tax expense (benefit)	474,320	543,336	1,017,656
Financial instruments revaluation and other (gains) losses	(2,004,092)	247,062	(1,757,030)
Changes in accounts receivable	(8,849,932)	2,963,281	(5,886,651)
Cash flows from operating activities	(2,714,264)	(2,112,222)	(4,826,486)
Purchase of property and equipment and intangible assets	(2,556,411)	2,112,222	(444,189)
Cash flows from investing activities	(5,870,936)	2,112,222	(3,758,714)

(10)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2021

(expressed in US dollars unless otherwise stated)

Line items in the restated consolidated statement changes in equity

	Accumulated Deficit	Non-controlling Interests	Total Shareholders’ Equity

As at March 31, 2020	(4,125,764)	4,723,109	160,070,997

Adjustment	(42,169,323)	(1,058,523)	(43,227,846)

As at March 31, 2020 - Restated	(46,295,087)	3,664,586	116,843,151

As at March 31, 2021	(26,078,615)	5,529,736	140,843,068

Adjustment	(56,931,357)	(1,271,867)	(58,203,224)

As at March 31, 2021 - Restated	(83,009,972)	4,257,869	82,639,844

5	Variable interest entities

In accordance with the FASB’s ASC Topic 810, Consolidation, a reporting entity with a variable interest in another entity is required to include the assets and liabilities and revenue and expenses of that separate entity (i.e., consolidate with the financial statements of the reporting entity) when the variable interest is determined to be a controlling financial interest. Under ASC 810, a reporting entity is considered to have a controlling financial interest in a variable interest entity (VIE) if (1) the reporting entity has the power to direct the activities of the VIE that most significantly impacts its economic performance and (2) the reporting entity has the obligation to absorb losses of the VIE that could be potentially significant to the VIE.

As a result of the financial relationship established between the Company and the Revenue Practices through respective management service agreements, the Revenue Practices individually qualify as VIEs as the Company, which provides them non-medical, technical and administrative services, has the power to direct their respective activities and the obligation to absorb their gains and losses. As a result, the Company is considered the primary beneficiary of the Revenue Practices, and accordingly, the assets and liabilities and revenue and expenses of the Revenue Practices are included in these condensed consolidated financial statements. The following information excludes any intercompany transactions and costs allocated by the Company to the Revenue Practices. The Revenue Practices’ total assets and liabilities included in the Company’s consolidated balance sheets as at March 31, 2021 were $20.9 million (restated) (2020 – $34.1 million (restated)) and $2.4 million (2020 – $2.4 million), respectively. The assets of the Revenue Practices can only be used to settle their obligations. During the three month period ended March 31, 2021, the Revenue Practices’ net revenue was $39.0 million (restated) (2020 – $36.3 million (restated)) and the net contribution to the Company’s cash flow from operations was $51.2 million (2020 – $32.7 million). As noted above, the financial information related to the Revenue Practices excludes any intercompany transactions and costs allocated by the Company to the Revenue Practices.

The Company also has a variable interest in a single purpose entity in Texas which operates an imaging center, and in certain operations of an imaging center in a separate entity, also in Texas. In both cases, the Company is not the primary beneficiary of the variable interest entities since it does not have any equity ownership in these entities nor does it have the power to direct the activities of either of these entities that most significantly impact the entities’ economic performance. In both cases, the Company is entitled to a management fee based upon written agreements. The assets and liabilities and revenue and expenses of these entities are not included in the consolidated financial statements of the Company and the Company earned management fee revenue related to these businesses of approximately $0.2 million (2020 - $0.1

(11)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2021

(expressed in US dollars unless otherwise stated)

million). The Company did not provide any financial or other support to these entities during the periods presented.

6	Property and equipment

	(Restated- Note 4) March 31, 2021 $	Restated- Note 4) December 31, 2020 $

Medical equipment	62,486,935	62,405,632
Equipment under finance leases	23,785,425	23,168,355
Leasehold improvements	20,108,836	19,360,169
Furniture and fixtures	1,645,102	1,479,320
Office equipment	233,632	211,032
Computer equipment	240,919	240,919

Total property and equipment – cost	108,500,849	106,865,427
Less: Accumulated depreciation	(46,921,909)	(43,151,918)

Total property and equipment – net	61,578,940	63,713,509

As at March 31, 2021, the equipment under finance leases had a net book value of $ 14,682,494 (2020 - $14,981,186). Depreciation expense for the three months ended March 31, 2021 was $3,839,811 (restated) (2020 – $3,585,112 (restated)). As part of ongoing operations, during the three months ended March 31, 2021, the Company had net disposals of $90,181, respectively (2020 – $305,037 (restated)). The loss on these disposals was $90,181 (2020 - $191,536 (restated)) and is included in the condensed consolidated statements of operations and comprehensive income (loss) in the expense category “operational financial instruments revaluation and other gains (losses)”.

7	Earn-out liability (ADG Acquisition)

	March 31, 2021 $	December 31, 2020 $

ADG Acquisition – earn-out	4,688,553	4,688,553
Less: Current portion of ADG Acquisition – earn-out	(4,688,553)	(4,688,553)

Non-current portion of ADG Acquisition – earn-out	-	-

A portion of the purchase price payable in respect of the ADG Acquisitions in 2019, specifically for SFL Radiology Holdings, LLC (Georgia business), was subject to an earn-out (the ADG Acquisition – earn-out liability) based on its annualized revenues earned in the first two quarters of 2020 less certain costs including certain operating expenses, capital expenditures and incremental working capital. In accordance with the purchase agreement, 50% of this liability was settled in the latter half of 2020 and the balance was settled in May 2021 (see note 20).

(12)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2021

(expressed in US dollars unless otherwise stated)

Management estimated the fair value of the ADG Acquisition Earn-out liability as at the acquisition date at approximately $14.7 million based on a discount rate of approximately 7% and management’s estimated probability weighted range of the ADG Acquisition – Earn-out liability. Subsequently, the ADG Acquisition Earn-out liability estimate was revalued at approximately $14.8 million as at December 31, 2019. During 2020 this liability was revalued at approximately $9.4 million based on a settlement reached pursuant to the terms of the purchase agreement with the representatives of the sellers of the Company’s Georgia business and the change in fair value was recognized in financial instruments revaluation in the related condensed consolidated statements of operations and comprehensive income (loss). Fifty percent of this liability was paid in November 2020 and the balance was paid in May 2021 pursuant to the process outlined in the related purchase agreement. During the three month period ended March 31, 2020, the Company recognized a gain of approximately $6.5 million due to changes in fair value of the ADG Acquisition – Earn-out liability.

8	Lease liabilities

Finance

The information pertaining to finance lease liabilities on the consolidated balance sheet is as follows:

	March 31, 2021 $	December 31, 2020 $

Finance lease liabilities	15,496,971	15,573,586
Less: Current portion of finance lease liabilities	(3,431,746)	(3,264,806)

Non-current portion of finance lease liabilities	12,065,225	12,308,780

The components of finance lease cost recognized in the consolidated statement of operations and comprehensive income (loss) are as follows:

	Three-month period ended March 31, 2021 $	Three-month period ended March 31, 2020 $

Amortization expense for equipment under finance leases	915,762	667,017
Interest expense on finance lease liabilities	180,978	129,241

Finance lease cost	1,096,740	796,258

Undiscounted cash flows for finance leases recorded in the consolidated balance sheets were as follows at March 31, 2021.

(13)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2021

(expressed in US dollars unless otherwise stated)

$
April 1 to December 31, 2021	3,050,639
2022	3,894,207
2023	3,440,690
2024	2,917,852
2025	2,012,064
Thereafter	1,964,067

Total minimum lease payments	17,279,519
Less: Amount of lease payments representing interest	(1,782,548)

Present value of future minimum lease payments	15,496,971
Less: Current portion of finance lease liabilities	(3,431,746)

Non-current finance lease liabilities	12,065,225

The lease term and discount rates are as follows:

	March 31, 2021	December 31, 2020
Weighted average remaining lease term-finance leases (years)	4.8	4.9
Weighted average discount rate-finance leases	4.6%	4.6%

Supplemental cash flow information related to finance leases is as follows:

	Three-month period ended March 31, 2021 $	Three-month period ended March 31, 2020 $
Operating cash flows from finance leases	180,978	129,241
Financing cash flows from finance leases	699,094	423,028
Right-of-use assets obtained in exchange for finance lease obligations	617,070	2,970,188

(14)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2021

(expressed in US dollars unless otherwise stated)

Operating

The information pertaining to operating lease liabilities on the consolidated balance sheet is as follows:

	March 31, 2021 $	December 31, 2020 $

Operating lease liabilities	130,281,385	132,299,312
Less: Current portion of operating lease liabilities	(9,417,034)	(9,345,656)

Non-current portion of operating lease liabilities	120,864,351	122,953,656

The components of operating lease cost recognized in the consolidated statement of operations and comprehensive income (loss) are as follows:

	Three-month period ended March 31, 2021 $	Three-month period ended March 31, 2020 $

Operating lease cost	5,093,757	5,203,144
Variable lease cost	959,055	1,063,816
Short-term lease cost	42,830	52,568

Total operating lease cost	6,095,642	6,319,528

Undiscounted cash flows for operating leases recorded in the consolidated balance sheets were as follows at March 31, 2021.

$
April 1 to December 31, 2021	13,731,444
2022	17,949,893
2023	17,261,006
2024	16,353,263
2025	15,536,862
Thereafter	138,335,427

Total minimum lease payments	219,167,895
Less: Amount of lease payments representing interest	(88,886,510)

Present value of future minimum lease payments	130,281,385
Less: Current portion of operating lease liabilities	(9,417,034)

Non-current operating lease liabilities	120,864,351

The lease term and discount rates are as follows:

(15)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2021

(expressed in US dollars unless otherwise stated)

	March 31, 2021	December 31, 2020

Weighted average remaining lease term-operating leases (years)	12.5	12.7
Weighted average discount rate-operating leases	7.4%	7.4%

Supplemental cash flow information related to operating leases is as follows:

	Three-month period ended March 31, 2021 $	Three-month period ended March 31, 2020 $

Operating cash flows from operating leases	4,648,644	4,527,964
Right-of-use assets obtained in exchange for operating lease obligations	656,100	6,894,145

9	Senior loans payable

The 2025 Loans and Wesley Chapel Loan are collectively referred to as the Senior Loans.

The minimum annual principal payments with respect to the Senior Loans (face value) as at March 31, 2021 are as follows:

$
April 1 to December 31, 2021	306,163
2022	426,454
2023	296,356
2024	-
2025	475,000,000

476,028,973

2025 Senior Notes

On November 2, 2020, the Company closed an offering of $400 million of aggregate principal amount of 7.0% senior secured notes due November 1, 2025 (the 2025 Senior Notes). The net proceeds from this offering were used to repay in full the Amended May 2019 Term Loans, Revolving Facility and net derivative financial instrument liabilities, in accordance with respective contracts, and to pay related financing fees and expenses. The balance of approximately $19 million was retained as cash. The 2025 Senior Notes are fully and unconditionally guaranteed, jointly and severally, by the Company and each of its direct or indirect wholly owned subsidiaries, including the Revenue Practices, and secured against substantially all of the assets of the Company and the guarantors pari passu with the security granted in connection with the 2020 Revolving Facility. On November 2, 2020, the 2025 Senior Notes were issued at their face value of $400 million net of debt issuance costs of approximately $11.5 million (it is considered a Level 2 liability as described in note 13).

(16)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2021

(expressed in US dollars unless otherwise stated)

As at December 31, 2020, the 2025 Senior Notes had a face value of $400 million and an amortized cost balance of approximately, $389 million.

On February 11, 2021 the Company completed its private offering of $75 million aggregate principal amount of additional 7.00% senior secured notes due November 2025 (the “New Notes” and together with the 2025 Senior Notes, the 2025 Senior Notes). The New Notes were offered as additional notes under the same indenture as the previously issued 2025 Senior Notes and will be treated as a single series with the 2025 Senior Notes. The Company has applied part of the net proceeds from the New Notes for acquisitions and expects to use the balance of net proceeds from the New Notes for future acquisitions, with any unused proceeds to be used for working capital and other general corporate purposes. The New Notes were issued at 5.0% premium to their face value of $75 million net of debt issuance costs of approximately $1.1 million (it is considered a Level 2 liability as described in note 13). The premium on issuance of New Notes of $3.75 million is being amortized to interest expense over the remaining term of the 2025 Senior Notes. The Company also received accrued interest on the New Notes from November 2, 2020 to February 10, 2021 of approximately $1.4 million. This accrued interest was repaid by the Company along with the rest of the accrued interest by the end of the six month period ended May 1, 2021. As at March 31, 2021, the 2025 Senior Notes had a face value of $475 million and an amortized cost balance of approximately, $467 million.

	March 31, 2021 $	December 31, 2020 $

2025 Senior Notes	463,287,133	388,906,059
5.0% premium on New Notes	3,618,421	-
Less: Current portion	-	-

	466,905,554	388,906,059

The 2025 Senior Notes indenture allows the Company to redeem the 2025 Senior Notes prior to maturity together with any accrued and unpaid interest. The 2025 Senior Notes indenture provides for the following (capitalized terms used below in this note and not defined elsewhere in these notes have the respective meanings given to them in the 2025 Senior Notes indenture):

●	Payments

The principal payment is due at maturity on November 1, 2025. Interest is accrued and payable every six months on May 1 and November 1, respectively.

●	Restrictive covenants

The 2025 Senior Notes indenture restricts the Company’s ability to, among other things: incur certain additional indebtedness and issue preferred stock; make certain distributions, investments and other restricted payments; sell certain assets; agree to any restrictions on the ability of Subsidiaries (including the Revenue Practices) to make payments to the Company; create certain liens; merge, consolidate or sell substantially all of the Company’s assets; and enter into certain transactions with affiliates. These covenants are subject to exceptions and qualifications and many of these covenants will not be applicable during any period when the 2025 Senior Notes have an investment grade rating.

(17)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2021

(expressed in US dollars unless otherwise stated)

●	Financial covenants

There are no maintenance financial covenants. There are incurrence-based covenants related to the restrictive covenants noted above. The Company is in compliance with the covenants and has no events of default under this indenture as at March 31, 2021.

●	Events of default

Events of default under the 2025 Senior Notes indenture include, among others, failure to pay principal of or interest on the 2025 Senior Notes and certain final judgments when due (subject to appropriate periods and conditions); failure to comply, within appropriate period, with obligations under certain covenants or any provision in the 2025 Senior Notes indenture; certain events of bankruptcy or insolvency and if any Guarantee by a Significant Subsidiary is held in a judicial proceeding to be unenforceable or invalid. The occurrence of an event of default would permit the Trustee or holders of at least 25% of the 2025 Senior Notes to declare all of the 2025 Senior Notes together with unpaid accrued interest, to be immediately due and payable and to exercise other default remedies.

2020 Revolving Facility

Concurrently with the closing of the 2025 Senior Notes, the Company entered into a new revolving credit agreement (the 2020 Revolving Credit Agreement) with a US financial institution, as administrative and collateral agent, and other financial institutions, as lenders, to provide a senior secured revolving credit facility in an aggregate principal amount of $55 million (the 2020 Revolving Facility, and together with 2025 Senior Notes, the 2025 Loans), with sub-limits for the issuance of letters of credit and for swingline loans. The 2020 Revolving Facility is secured pari passu with the obligations under the 2025 Senior Notes. The 2020 Revolving Facility will mature on the date that is five years after the issue date (the 2020 Revolving Facility Maturity Date); provided that, if more than $50 million in aggregate principal amount of the 2025 Senior Notes is outstanding on the date that is 181 days prior to the 2020 Revolving Facility Maturity Date, then the 2020 Revolving Facility Maturity Date shall instead be the date that is 181 days prior to the 2020 Revolving Facility Maturity Date.

The availability of borrowings under the 2020 Revolving Facility is subject to customary terms and conditions. The 2020 Revolving Facility was undrawn at November 2, 2020 (it is considered a Level 3 liability as described in note 13). The issuance costs related to this credit facility were approximately $2.0 million (including approximately $0.9 million related to the prior Revolving Facility since the settlement of that Revolving Facility was considered debt modification for accounting purposes). These costs are included in security deposits and other assets in the balance sheet and are being amortized to interest expense over the term of the 2020 Revolving Facility. The annual commitment fee related to the 2020 Revolving Facility is capped at 0.5% of the aggregate principal amount of $55 million. As at March 31, 2021, the 2020 Revolving Facility had a face value and amortized cost balance of $nil (2020 - $nil).

	March 31, 2021 $	December 31, 2020 $
2020 Revolving Facility	-	-

(18)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2021

(expressed in US dollars unless otherwise stated)

The 2020 Revolving Credit Agreement provides for the following (capitalized terms used below in this note and not defined elsewhere in these notes have the respective meanings given to them in the 2020 Revolving Credit Agreement):

●	Interest

The interest rates payable on the 2020 Revolving Facility are as follows: (i) each Eurodollar Rate Loan bears interest on the outstanding principal amount at Adjusted Eurodollar Rate (effectively, LIBOR) plus the Applicable Rate; (ii) each Base Rate Loan bears interest on the outstanding principal amount at the Base Rate (the highest of (a) the Prime Rate, (b) the Federal Reserve Bank of New York Rate plus 0.5% and (c) one-month Adjusted Eurodollar Rate plus 1.0%) plus the Applicable Rate; and (iii) each Swingline Loan bears interest on the outstanding principal amount at the Base Rate plus the Applicable Rate. Since no amount has been drawn under the 2020 Revolving Facility since its inception, the annualized effective interest rate under the 2020 Revolving Credit Agreement during the three months ended March 31, 2021 is not applicable (2020 – nil). With respect to interest rate sensitivity as at March 31, 2021, a 1% increase in variable interest rates would have increased interest expense under the 2020 Revolving Facility for the three months ended March 31, 2021 by $nil (2020 – $nil).

●	Restrictive covenants

In addition to certain covenants, the 2020 Revolving Credit Agreement places limits on the Company’s ability to declare dividends or redeem or repurchase capital stock (including options or warrants), prepay, redeem or purchase debt, incur liens and engage in sale-leaseback transactions, make loans and investments, incur additional indebtedness, amend or otherwise alter debt and other material agreements, engage in mergers, acquisitions and asset sales, enter into transactions with affiliates and alter the business the Company and the Subsidiaries currently conduct.

●	Financial covenant

The 2020 Revolving Credit Agreement contains a financial covenant related to a leverage ratio that is tested on the last day of any fiscal quarter (commencing with the fiscal quarter ending March 31, 2021) only if on the last day of any such fiscal quarter, the outstanding amount under the 2020 Revolving Facility (excluding certain letter of credit obligations) exceeds 30% of the total commitment under the 2020 Revolving Facility of $55 million.

Borrowings under the 2020 Revolving Facility were nil as at March 31, 2021 and therefore did not exceed 30% of the total commitment under the 2020 Revolving Facility. As a result, the Company is in compliance with the financial covenant. No event of default under the 2020 Revolving Credit Agreement had occurred as at March 31, 2021.

●	Events of default

Events of default under the 2020 Revolving Credit Agreement include, among others, failure to pay principal of or interest on the 2020 Revolving Facility when due, failure to pay any fee or other amount due, failure of any loan party to comply with any covenants or agreements in the loan documents (subject to applicable grace periods and/or notice requirements), a representation or warranty contained in the loan documents is incorrect or misleading in a material respect when made, events of bankruptcy and a

(19)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2021

(expressed in US dollars unless otherwise stated)

change of control. The occurrence of an event of default would permit the lenders under the 2020 Revolving Credit Agreement to declare all amounts borrowed, together with accrued interest and fees, to be immediately due and payable and to exercise other default remedies.

Wesley Chapel Loan

As part of the Rose Acquisition in 2018, the Company, through a subsidiary, assumed a senior secured loan (Wesley Chapel Loan) of $2,000,000 (face value) as of August 15, 2018 to finance the purchase of equipment and related installation at a clinic location around Tampa Bay, Florida. It has an annual interest rate of 5.0%, matures on August 15, 2023 and has monthly repayments of $37,742. The Wesley Chapel Loan was recognized at fair value of $1,908,456 on August 15, 2018 using an effective interest rate. The fair value was determined based on management’s estimation of assumptions that market participants would use in pricing similar liabilities (it is considered a Level 3 liability as described in note 13). As at March 31, 2021, the Wesley Chapel Loan had an amortized cost balance of approximately, $1.0 million.

	March 31, 2021 $	December 31, 2020 $
Wesley Chapel Loan	984,727	1,079,684
Less: Current portion	(410,790)	(405,698)

	573,937	673,986

Subject to the provisions described below, the minimum annual principal payments with respect to the Wesley Chapel Loan (face value) are as follows:

$
April 1 to December 31, 2021	306,163
2022	426,454
2023	296,356

1,028,973

The Wesley Chapel Loan provides for the following terms:

●	Interest

5.0%.

●	Payments

Monthly payments (principal and interest) of $37,742. The minimum principal payment schedule for the Wesley Chapel Loan is noted herein.

●	Termination

(20)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2021

(expressed in US dollars unless otherwise stated)

August 15, 2023.

●	Restrictive covenants

In addition to certain covenants, the Wesley Chapel Loan limits the Company’s ability to dispose of the assets of Akumin Corp., which is the guarantor to the Wesley Chapel Loan.

●	Financial covenants

None.

●	Events of default

Events of default under the Wesley Chapel Loan include, among others, failure to repay the Wesley Chapel Loan in full at maturity, or to pay any other sum due hereunder within ten days of the date when the payment is due, events of insolvency or disposition of all or substantially all of the assets related to the Rose Acquisition. The occurrence of an event of default would permit the lender to declare all amounts borrowed, together with accrued interest and fees, to be immediately due and payable and to exercise other default remedies.

The Company has no events of default under the Wesley Chapel Loan as at March 31, 2021.

●	Security

The Company has granted first security interest to the lender over the equipment and leasehold improvements acquired using the proceeds of the Wesley Chapel Loan.

(21)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2021

(expressed in US dollars unless otherwise stated)

10	Capital stock and warrants

The authorized share capital of the Company consists of an unlimited number of voting common shares, with no par value.

	Common shares		Warrants		RSUs		Total

	Number	Amount $	Number	Amount $	Number	Amount $	Number	Amount $
December 31, 2019	69,840,928	151,997,555	525,000	734,379	337,500	1,297,812	70,703,428	154,029,746
Issuance (i)	-	-	-	-	-	14,138	-	14,138
RSUs settled	337,500	1,311,950	-	-	(337,500)	(1,311,950)	-	-
Warrants expired	-	-	(525,000)	(734,379)	-	-	(525,000)	(734,379)

December 31, 2020	70,178,428	153,309,505	-	-	-	-	70,178,428	153,309,505

Issuance (i)	-	-	-	-	779,032	173,947	779,032	173,947

March 31, 2021	70,178,428	153,309,505	-	-	779,032	173,947	70,957,460	153,483,452

(i)

RSU issuance amount includes stock-based compensation and costs related to RSUs during the period of the consolidated financial statements. RSUs are issued in accordance with the Company’s RSU Plan, which entitles a holder of one RSU to receive one common share of the Company. RSUs are assigned a value based on the market value of the common shares of the Company on the grant date (or the nearest working day prior to the grant date). Such value is classified as stock-based compensation over the vesting period for the RSUs awarded.

(22)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2021

(expressed in US dollars unless otherwise stated)

During the three months ended March 31, 2020, the following equity issuances or exercise or expiry of equity related instruments occurred at the Company.

i)

As at December 31, 2019, the Company had 337,500 RSUs outstanding. All of these RSUs vested between January 1, 2020 and March 12, 2020. 285,000 of these RSUs were settled for common shares on March 12, 2020 in accordance with the terms of the RSU Plan. As at March 31, 2020, the Company had 52,500 RSUs outstanding.

During the three months ended March 31, 2021, the following equity issuances or exercise or expiry of equity related instruments occurred at the Company.

i)

On March 9, 2021, the Board granted 645,000 RSUs and 70,000 options to certain employees and consultants of the Company pursuant to the Company’s RSU plan and stock option plan, respectively, in connection with the Company’s equity bonus awards. In addition, 84,032 RSUs were granted to non-executive directors of the Company as part of their 2021 compensation and 50,000 RSUs were awarded as part of a signing bonus to an executive who started with the Company on March 29, 2021. Subject to and in accordance with the terms of the RSU plan, 50% of the RSUs granted will vest and settle for common shares one year after the date of grant and the remaining 50% will vest and settle for common shares two years after the date of grant. Subject to and in accordance with the stock option plan, the options were granted with an exercise price of $3.58 per share, representing the 5-day volume weighted average price of the shares prior to the date of grant and an expiry date of 7 years after the date of grant. The options granted will vest as follows: 34% of the grant vest one year after the date of grant, 33% two years after the date of grant and the remaining 33% three years after the date of grant.

The stock-based compensation related to RSUs, recognized in the condensed consolidated statements of operations and comprehensive income (loss) for the three months ended March 31, 2021 was $173,947 (2020 – $14,138).

The stock-based compensation related to stock options, recognized in the condensed consolidated statements of operations and comprehensive income (loss) for the three months ended March 31, 2021, was $252,966 (2020 – $578,394).

11	Commitments and contingencies

The Company is party to various legal proceedings, claims, and regulatory, tax or government inquiries and investigations that arise in the ordinary course of business. With respect to these matters, the management evaluates the developments on a regular basis and accrues a liability when it believes a loss is probable and the amount can be reasonably estimated. We believe that the amount or any estimable range of reasonably possible or probable loss will not, either individually or in the aggregate, have a material adverse effect on our business and condensed consolidated financial statements. However, the outcome of these matters is inherently uncertain. Therefore, if one or more of these matters were resolved against the Company for amounts in excess of management’s expectations, our results of operations and financial condition, including in

(23)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2021

(expressed in US dollars unless otherwise stated)

a particular reporting period in which any such outcome becomes probable and estimable, could be materially adversely affected.

Commencing during Q1 2020 and continuing through the present and beyond, a pandemic relating to the novel coronavirus known as COVID-19 occurred causing significant financial market disruption and social dislocation. The pandemic is dynamic with various cities, counties, states and countries around the world responding or having responded in different ways to address and contain the outbreak, including the declaration of a global pandemic by the World Health Organization, a National State of Emergency in the United States and state and local executive orders and ordinances forcing the closure of non essential businesses and persons not employed in or using essential services to “stay at home” or “shelter in place”. At this stage, we have no certainty as to how long the pandemic, or a more limited epidemic, will last, what regions will be most affected or to what extent containment measures will be applied.

Imaging centers are healthcare facilities and as such are generally considered an essential service and expected to continue to operate during any epidemic or pandemic. However, there is potential that actions taken by government, referring physicians or individual actions, in response to containment or avoidance of this coronavirus could impact a patient’s ability or decision to seek imaging services at a given time which could have a significant impact on volume at our imaging centers leading to temporary or prolonged staff layoffs, reduced hours, closures and other cost containment efforts. Further, there is potential that certain services which are not urgent and can be deferred without significant harm to a patient’s health may be delayed, either by the Company in response to local laws or good public health practice or voluntarily by the patient. In addition, there is potential that the outbreak of the coronavirus could impact supply chains, including the Company’s supply of personal protective equipment, and lead to personnel shortages, each of which could impact the ability of the Company to safely perform imaging services. It is also possible that social distancing efforts and sanitization and decontamination procedures could cause delays in the performance of imaging services. Depending on the severity and duration of the COVID-19 pandemic, there is potential for the Company to incur incremental implicit price concessions beyond what is currently expected and potential future reduction in revenue and income and asset impairments.

12	Segmented financial information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer. The Company has one reportable segment, which is outpatient diagnostic imaging services.

13	Risk management arising from financial instruments

The carrying value of cash, accounts receivable, accounts payable and accrued liabilities and leases (current portion) approximates their fair value given their short-term nature.

The carrying value of the non-current portion of leases approximates their fair value given the difference between the discount rates used to recognize the liabilities in the condensed consolidated balance sheets and the normalized expected market rates of interest is insignificant. The estimated fair values of other non-current liabilities were as follows:

(24)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2021

(expressed in US dollars unless otherwise stated)

	March 31, 2021 $	December 31, 2020 $

2025 Senior Notes	504,882,250	424,016,044
Wesley Chapel Loan payable	1,025,700	1,122,400

	505,907,950	425,138,444

Financial instruments recorded at fair value on the condensed consolidated balance sheets are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities. As at March 31, 2021, the Company did not have any financial assets or liabilities measured at fair value under the Level 1 category.

•

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability; either directly (i.e., as prices) or indirectly (i.e., derived from prices). As at March 31, 2021, the 2025 Senior Notes were measured at fair value under the Level 2 category on recognition. As at March 31, 2021, the Company did not have any derivative financial instruments. Derivative financial instruments are measured at fair value under the Level 2 category on recognition and are subsequently remeasured at fair value under the Level 2 category.

•

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs). As at March 31, 2021, the Company did not have any financial assets or liabilities measured at fair value under the Level 3 category.

The Wesley Chapel Loan and ADG Acquisition – Earn-out were measured at fair value under the Level 3 category on recognition. The ADG Acquisition – Earn-out was subsequently remeasured at fair value under the Level 3 category and its value was later determined based on execution of a settlement agreement in November 2020 as discussed in note 7.

The following table summarizes information regarding the change in carrying value of the Company’s financial instruments carried at fair value.

(25)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2021

(expressed in US dollars unless otherwise stated)

ADG Acquisition Earn-out $

December 31, 2019	14,834,067
Payment	(4,688,553)
Financial instruments revaluation loss (gain)
Realized	(2,728,480)
Unrealized	(2,728,481)

December 31, 2020	4,688,553

March 31, 2021	4,688,553

During Q1 2020, an unrealized gain of approximately $6.5 million in relation to the ADG Acquisition – Earn-out liability was recognized in the condensed consolidated statements of operations and comprehensive income (loss) in the category “Operational financial instruments revaluation and other (gains) losses”. There was no change in its value in Q1 2021. Apart from the value of the ADG Acquisition – Earn-out liability being determined based on execution of a settlement agreement in November 2020, there were no transfers between levels during the three months ended March 31, 2021 and the twelve months ended December 31, 2020. A transfer is made between levels during the period that a financial instrument meets the relevant criteria.

Financial instruments are classified into one of the following categories: amortized cost, fair value through profit or loss and fair value through other comprehensive income.

The following table summarizes information regarding the carrying value of the Company’s financial instruments:

(26)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2021

(expressed in US dollars unless otherwise stated)

	(Restated- Note 4) March 31, 2021 $	(Restated- Note 4) December 31, 2020 $

Cash	122,724,937	44,395,988
Accounts receivable	64,160,508	62,258,757

Financial assets measured at amortized cost	186,885,445	106,654,745

Accounts payable and accrued liabilities	42,885,488	34,295,256
Short-term portion of senior loans payable	410,790	405,698
Short-term portion of leases	12,848,780	12,610,462
Long-term portion of senior loans payable	467,479,491	389,580,046
Long-term portion of leases	132,929,576	135,262,436

Financial liabilities measured at amortized cost	656,554,125	572,153,898

ADG Acquisition – earn-out	4,688,553	4,688,553

Measured at fair value through profit or loss	4,688,553	4,688,553

Credit risk

The Company has a diverse mix of payers, including private, managed care, capitated and government payers. Credit risk arises from the potential a counterparty will fail to perform its obligations. The Company is exposed to credit risk from customers. The Company grants credit to its customers in the normal course of business. The condensed consolidated financial statements take into account an allowance for bad debts. The Company is exposed to credit risk from its customers but the concentration of the risk is minimized because of the large customer base and its dispersion across different payers. During the quarter, the Company may have deposits with financial institutions that exceed Federal Deposit Insurance Corporation limits. As at March 31, 2021, the Company had cash of $122.7 million (2020 – $44.4 million) and accounts receivable of $64.2 million (restated) (2020 – $62.3 million (restated)).

Collectability of the receivables is actively monitored on an ongoing basis and an allowance or a write-off of allowance for bad debts is established by management. At each reporting period, the Company determines whether an allowance or write-off is required by estimating the expected credit losses based on a combination of probability-weighted historic and actual bad debts experience with consideration of forward-looking information including changes to economic conditions that would impact its customers (such as unemployment rate and general economic environment for non-individual payors). During the period affected by the COVID-19 pandemic, management’s consideration of those changes to economic conditions included the impact of the COVID-19 pandemic.

Currency risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of those rates. In the normal course of business, the Company may enter into foreign

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Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2021

(expressed in US dollars unless otherwise stated)

exchange contracts with financial institutions to hedge the value of foreign currency denominated assets. Gains and losses arising from these contracts offset the losses and gains from the underlying hedged transactions. As at March 31, 2021 and December 31, 2020, the Company did not enter into any foreign exchange contracts that would expose the Company to currency risk.

Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Changes in lending rates can cause fluctuations in interest payments and cash flows. The Company currently does not use derivative financial instruments to alter the effects of this risk. As at March 31, 2021, the Company’s variable interest rate debt only related to the 2020 Revolving Facility (note 9), which was not drawn during the thee-month period ended March 31, 2021 or during 2020. Hence, the Company’s exposure to interest rate risk from the 2020 Revolving Facility from a 1% increase or decrease in the variable interest rates was $nil (2020 - $nil).

14	Basic and diluted income (loss) per share

The earning per share is calculated by dividing the net income attributable to common shareholders by the weighted average common shares outstanding during the period.

	(Restated- Note 4) Three-month period ended March 31, 2021 $	(Restated- Note 4) Three-month period ended March 31, 2020 $

Net income (loss) attributable to common shareholders	(2,877,413)	(2,903,059)

Weighted average common shares outstanding
Basic	70,178,428	69,903,565
Add: additional shares issuable upon exercise of employee stock options, warrants and restricted share units	-	-

Diluted	70,178,428	69,903,565

Income (loss) per share
Basic and diluted	(0.04)	(0.04)

Employee stock options warrants and restricted share units excluded from the computation of diluted per share amounts as their effect would be antidilutive	1,811,298	1,745,756

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Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2021

(expressed in US dollars unless otherwise stated)

15	Revenue information

	(Restated- Note 4) Three-month period ended March 31, 2021 $	(Restated- Note 4) Three-month period ended March 31, 2020 $

Commercial	41,515,935	47,110,814
Medicare	8,184,300	7,570,666
Medicaid	1,830,820	1,887,275
Attorney	6,526,626	5,906,808
Workers comp	2,756,945	2,718,298
Other patient revenue	2,651,675	2,351,409

Service fees - net of allowances and discounts	63,466,301	67,545,270
Other revenue (management and ancillary fees and government grants)	496,568	624,672

	63,962,869	68,169,942

16	Cost of operations, excluding depreciation and amortization

	(Restated- Note 4) Three-month period ended March 31, 2021 $	(Restated- Note 4) Three-month period ended March 31, 2020 $

Employee compensation	23,117,955	24,817,590
Reading fees	9,984,017	10,923,737
Rent and utilities	7,683,721	7,509,095
Third party services and professional fees	7,648,309	8,403,479
Administrative	3,567,042	3,755,510
Medical supplies and other	3,141,029	2,926,792

	55,142,073	58,336,203

17	CARES Act

i)

During April 2020, the Company received approximately $1.1 million in grant under the first appropriation made by the U.S. Health and Human Services (HHS) to Medicare providers pursuant to the Coronavirus Aid, Relief, and Economic Security Act (CARES Act). Subsequently, in December 2020, the Company received an additional grant from the HHS of approximately $4 million and in April 2021, the Company

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Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2021

(expressed in US dollars unless otherwise stated)

received an additional grant from the HHS of approximately $0.8 million. Additional grants may be available to the Company through subsequent appropriations under this program. The Company applied for these grants after determining that it was eligible to do so. Also, the Company has incurred expenses and experienced loss of revenue that are eligible to be reimbursed under these grants. The grants received are recorded in the condensed consolidated statements of operations and comprehensive income (loss) in the category “Other revenue”.

ii)

During April 2020, the Company received approximately $3.1 million of accelerated Medicare payments under the expanded Accelerated and Advance Payments Program from Centers for Medicare & Medicaid Service (CMS). These payments are required to be applied to claims beginning one year after their receipt through the adjudication of Medicare claims over a future period. These payments to the Company are recorded in the condensed consolidated balance sheets in the category “Accounts payable and accrued liabilities” until earned.

iii)

The CARES Act allows employers to defer the deposit and payment of the employer’s share of Social Security taxes. As of March 31, 2021, such taxes were approximately $2.7 million and approximately $1.3 million are recorded in the consolidated balance sheets in the category “Accrued payroll taxes” and the remaining balance in the category “Accounts payable and accrued liabilities”.

18   Other investments

Effective March 1, 2021, the Company completed a common equity investment in an artificial intelligence business as part of a private placement offering for approximately $4.6 million (it is noted in the condensed consolidated statements of cash flows in the category “Investing activities”). The target develops artificial intelligence aided software programs for use in medical businesses, including outpatient imaging services of the sort provided by the Company. As a result of the investment, a previous investment in a convertible note instrument issued by the target to the Company in May 2020 converted for common equity. The Company’s total common equity investment is estimated to be valued at approximately $8.0 million and represents a 34.5% interest in the target on a non-diluted basis. In addition, the Company holds share purchase warrants which, subject to the occurrence of certain events and certain assumptions, and the payment of approximately $0.4 million, would entitle the Company to acquire approximately a further 2.4% interest in the target’s common equity. During the three month period ended March 31, 2021, the Company recognized a gain of approximately $3.4 million on the conversion of the convertible note instrument to common equity and the share purchase warrants. This gain is included in the condensed consolidated statements of operations and comprehensive income (loss) in the category “Other financial instruments revaluation and other (gains) losses”.

19   Income taxes

The effective tax rate for the three months ended March 31, 2021 differs from the Canadian statutory rate of 26.5% primarily due to earnings in foreign jurisdictions that are subject to tax rates, which differ from the Canadian statutory tax rate, as well as the impact of valuation allowances applied against losses in jurisdictions for which no tax benefit or expense is recognized.

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Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2021

(expressed in US dollars unless otherwise stated)

20     Subsequent events

i)

On May 1, 2021, the Company acquired, through a subsidiary, six outpatient diagnostic imaging centers in Florida in six simultaneous transactions with related sellers, for aggregate cash consideration of approximately $34.6 million and share consideration of approximately $3.0 million through issuance of approximately 0.97 million common shares of the Company at a price of $3.09 per share based on the share price at the close of April 30, 2021 (the “Florida Acquisition”). Under the purchase agreements, the share consideration was based on a price of $4.00 per common share of the Company.

In addition, on May 1, 2021, the Company acquired a single clinic in South Florida.

In addition, effective June 1, 2021, the Company, through a subsidiary, acquired InMed Diagnostic Services of MA, LLC (Akumin Massachusetts). Akumin Massachusetts operates three imaging centers in Massachusetts focused on women’s health.

ii)

On August 15, 2021, the Company announced that both management and its external auditors, Ernst & Young LLP, agreed that additional information and analysis was necessary to complete the interim financial report for the quarter ended June 30, 2021 and Ernst & Young’s review of such report and the production of this additional information and analysis would not be completed prior to the filing deadline of August 16, 2021. As a result, Akumin did not file such financial report, or the related management’s discussion and analysis and CEO and CFO certificates (such filings, collectively, the Required Documents) before the August 16, 2021 deadline and only filed the Required Documents on November 15, 2021.

The Company applied to the Ontario Securities Commission, its principal regulator, for the imposition of a management cease trade order under National Policy 12-203 – Management Cease Trade Orders (NP 12-203). The management cease trade order was granted on August 20, 2021. It restricts all trading by certain members of management in Akumin securities and will remain in force until two full trading days after the Company has filed the Required Documents.

In connection with its failure to file the Required Documents, and its inability to deliver the related compliance certificate under the 2020 Revolving Credit Agreement, the Company entered into an amendment and waiver with the lenders of the 2020 Revolving Credit Agreement on September 11, 2021 and a further amendment and waiver on October 22, 2021. Pursuant to the amendments and waivers, the lenders have waived any default related to the Company having not delivered the Required Reports to the lenders in accordance with the 2020 Revolving Credit Agreement until November 15, 2021. Further, until the Required Reports are delivered to the lenders, the amount available to draw under the 2020 Revolving Credit Facility was reduced from $55 million to $10 million.

iii)

On August 9, 2021, the Company closed its offering of $375 million of aggregate principal amount of 7.5% senior secured notes due August 1, 2028 (the 2028 Senior Notes). The offering was completed by Akumin Escrow Inc., a wholly-owned subsidiary of the Company, in escrow. The proceeds of the offering were used to fund the acquisition of Alliance (as discussed below) and were released from escrow contemporaneously with the completion of that acquisition. Upon closing of the acquisition, the Company

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Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2021

(expressed in US dollars unless otherwise stated)

assumed all obligations of Akumin Escrow Inc., including all obligations due under the 2028 Senior Notes, and all assets of Akumin Escrow Inc. were liquidated to the Company.

The 2028 Senior Notes are fully and unconditionally guaranteed, jointly and severally, by the Company and each of its direct or indirect wholly owned subsidiaries, including the Revenue Practices and Alliance and its wholly owned subsidiaries, and secured against substantially all of the assets of the Company and the guarantors pari passu with the security granted in connection with the 2025 Senior Notes and 2020 Revolving Facility.

The 2028 Senior Notes indenture is substantially similar to the indenture for the 2025 Senior Notes, except that the principal payment is due at maturity on August 1, 2028. Interest is accrued and payable every six months on February 1 and August 1, respectively, at a rate of 7.5% per annum.

iv)

On September 1, 2021, the Company acquired all of the issued and outstanding equity interests of Alliance HealthCare Services, Inc. (Alliance), a leading national provider of radiology and oncology solutions to hospitals, health systems and physician groups, through a wholly-owned indirect subsidiary, for $820 million, subject to customary closing adjustments.

The purchase price for Alliance was funded with cash on hand, assumption of debt, equity issued to the seller, debt and equity commitments from Stonepeak (the Stonepeak Financing) and proceeds from the 2028 Senior Notes.

For the Stonepeak Financing, Stonepeak Magnet Holdings LP (Stonepeak Magnet) purchased on September 1, 2021 $340,000,000 principal amount of unsecured notes of Akumin Corp., a wholly-owned indirect subsidiary of the Company (the Stonepeak Notes), together with warrants to purchase 17,114,093 common shares of Akumin (the Stonepeak Warrants) with a strike price of $2.98 per share and 3,500,000 common shares of the Company (the Stonepeak Shares) at a price of $2.98 per share for total consideration of $10,430,000. No consideration was paid for the Stonepeak Warrants. The Stonepeak Notes, Stonepeak Warrants, Stonepeak Shares, and additional draws were made available on the terms of the Series A Notes and Common Share Purchase Agreement dated June 25, 2021 between the Company, Akumin Corp., and Stonepeak Magnet.

As part of the purchase price for Alliance, 14,223,570 common shares of the Company were issued to the seller of Alliance at a price of $2.98 per share for aggregate consideration of $42,386,238.60.

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